(d)(16)(i)

AMENDED SCHEDULE A

to the

EXPENSE LIMITATION AGREEMENT

VOYA MUTUAL FUNDS

OPERATING EXPENSE LIMITS

	Maximum Operating Expense Limit (as a percentage of average net assets)
Name of Fund*	Class A	Class B	Class C	Class I	Class O	Class W
Voya Global Equity Dividend Fund Term Expires March 1, 2016	1.40%	2.15%	2.15%	1.15%	1.40%	1.15%

/s/ HE
HE

Effective Date: March 1, 2015 in connection with the proposed merger of Voya Global Opportunities Fund with and into Voya Global Equity Dividend Fund.

*           This Agreement shall automatically renew for one-year terms with respect to a Fund unless otherwise terminated in accordance with the Agreement.